UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               ROGERS CORPORATION
               (Exact name of registrant as specified in charter)


       Massachusetts                             06-0513860
     -----------------                           ----------
(State or other jurisdiction                     (IRS employer
        of incorporation)                        identification no.)


One Technology Drive, P.O. Box 188, Rogers, CT               06263-0188
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(Address of principal executive offices)                     (Zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

                                               Name of each exchange
   Title of each class                         on which each
   to be so registered                         class is to be registered
   -------------------                         -------------------------
   Common Stock                                The New York Stock Exchange
   Purchase Rights


If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. |X|

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. |_|

Securities Act registration statement file number to which this form relates:
Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act:  None

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Item 1.  Description of Registrant's Securities to be Registered.
         --------------------------------------------------------

         On February 15, 2007 the Board of Directors of Rogers Corporation (the "Company") adopted a new shareholder rights plan, as set forth in the Shareholder Rights Agreement, dated February 22, 2007, between the Company and Registrar and Transfer Company, as Rights Agent (the "Rights Agreement"). Registrar and Transfer Company also serves as the Company's transfer agent. The Rights Agreement has replaced the Company's previous shareholder rights plan, which expired on March 30, 2007. The following description of the terms of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is attached hereto as
Exhibit 4.1 and is incorporated herein by reference.

Rights Dividend

         Pursuant and subject to the terms of the Rights Agreement, the Board of Directors declared a dividend distribution of one Common Stock Purchase Right (a "Right") for each outstanding share of Common Stock, par value $1.00 per share, of the Company (the "Common Stock") to shareholders of record as of the close of business on March 30, 2007 (the "Record Date"). In addition, one Right will automatically attach to each share of Common Stock issued between the Record Date and the Distribution Date (as hereinafter defined). Each Right will entitle the registered holder thereof to purchase from the Company one share of Common Stock at a cash exercise price of $240.00 per share (the "Exercise Price"), subject to adjustment, under certain conditions specified in the Rights Agreement and summarized below.

Distribution Date

         Initially, the Rights will not be exercisable and will be attached to and trade with all shares of Common Stock outstanding as of, and issued subsequent to, the Record Date. The Rights will separate from the Common Stock and will become exercisable upon the earlier of (i) the close of business on the tenth (10th) calendar day following the first public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock, other than as a result of repurchases of stock by the Company or certain inadvertent actions by a shareholder (the date of said announcement being referred to as the "Stock Acquisition Date"), or (ii) the close of business on the tenth (10th) business day (or such later day as the Board of Directors may determine) following the commencement of a tender offer or exchange offer that could result upon its consummation in a person or group becoming the beneficial owner of 20% or more of the outstanding shares of Common Stock (the earlier of such dates being herein referred to as the "Distribution Date").

         Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference, and
(iii) the surrender for transfer of any certificates for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

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

         As soon as practicable after the Distribution Date, Right Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Right Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

Subscription and Merger Rights

         In the event that a Stock Acquisition Date occurs, proper provision will be made so that each holder of a Right (other than an Acquiring Person or its associates or affiliates, whose Rights shall become null and void) will thereafter have the right to receive upon exercise that number of shares of Common Stock of the Company (or, in certain circumstances, including if there are insufficient shares of Common Stock to permit the exercise in full of the Rights, other securities, cash or property, or any combination of the foregoing) having a market value of two times the Exercise Price of the Right (such right being referred to as the "Subscription Right"). In the event that, at any time following the Stock Acquisition Date, (i) the Company consolidates with, or merges with and into, any other person, and the Company is not the continuing or surviving corporation, (ii) any person consolidates with the Company, or merges with and into the Company and the Company is the continuing or surviving corporation of such merger and, in connection with such merger, all or part of the shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property, or (iii) 50% or more of the Company's assets or earning power is sold, mortgaged or otherwise transferred, each holder of a Right (other than an Acquiring Person or its associates or affiliates, whose Rights shall become null and void) will thereafter have the right to receive, upon exercise, common stock of the acquiring company having a market value equal to two times the Exercise Price of the Right (such right being referred to as the "Merger Right"). The holder of a Right will continue to have the Merger Right whether or not such holder has exercised the Subscription Right. Rights that are or were beneficially owned by an Acquiring Person may (under certain circumstances specified in the Rights Agreement) become null and void.

         Until a Right is exercised, the holder will have no rights as a shareholder of the Company (beyond those as an existing shareholder), including the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for shares of Common Stock, other securities of the Company, other property of the Company or for common stock of an acquiring company.

Exchange Feature

         At any time after a person becomes an Acquiring Person, the Board of Directors may, at its option, exchange all or any part of the then outstanding and exercisable Rights for shares of Common Stock at an exchange ratio specified in the Rights Agreement, without payment of the Exercise Price. Notwithstanding the foregoing, the Board of Directors generally will not be empowered to effect such exchange at any time after any person becomes the beneficial owner of 50% or more of the Common Stock of the Company.

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

Adjustments

         The Exercise Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) if holders of the Common Stock are granted certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments amount to at least 1% of the Exercise Price. The Company is not obligated to issue fractional shares of Common Stock. If the Company elects not to issue fractional shares of Common Stock, in lieu thereof an adjustment in cash will be made based on the fair market value of the Common Stock on the last trading date prior to the date of exercise.

Redemption

         The Rights may be redeemed in whole, but not in part, at a price of $0.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors) by the Board of Directors only until the earlier of (i) the time at which any person becomes an Acquiring Person, or (ii) the expiration date of the Rights Agreement. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the redemption price.

Amendment

         The Rights Agreement may be amended by the Board of Directors in its sole discretion until the time at which any person becomes an Acquiring Person. After such time the Board of Directors may, subject to certain limitations set forth in the Rights Agreement, amend the Rights Agreement only to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period, or to make changes that do not adversely affect the interests of Rights holders (excluding the interests of an Acquiring Person or its associates or affiliates). In addition, the Board of Directors may at any time prior to the time at which any person becomes an Acquiring Person, amend the Rights Agreement to lower the threshold at which a person becomes an Acquiring Person to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding Common Stock then owned by any person and (ii) 10%.

         The Rights Agreement contains a three-year independent director evaluation (TIDE) provision, which requires that a committee of independent directors of Rogers consider at least once every three years whether maintaining the rights plan continues to be in the best interests of shareholders.

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

Expiration Date

         The Rights will not be exercisable until the Distribution Date and will expire at the close of business on March 30, 2017 (the "Expiration Date"), unless previously redeemed or exchanged by the Company as described below.

Miscellaneous

         The form of Right Certificate is attached as Exhibit A to the Rights Agreement (which is included as an exhibit to the Form 8-K filed by the Company with the Securities and Exchange Commission on February 23, 2007).


Item 2 - Exhibits.
------------------

4.1 Shareholder Rights Agreement, dated as of February 22, 2007, between Rogers Corporation and Registrar and Transfer Company, as Rights Agent.


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

                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                          ROGERS CORPORATION


Date:    April 2, 2007           By:  /s/ Robert M. Soffer
                                     -------------------------------------------
                                      Name:      Robert M. Soffer
                                      Title:     Vice President, Treasurer and
                                                 Secretary

                                  EXHIBIT INDEX
                                  -------------


Exhibit No.         Description
-----------         -----------

        4.1 Shareholder Rights Agreement, dated as of February 22, 2007, between Rogers Corporation and Registrar and Transfer Company, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Registrant's Form 8-K filed with the Securities and Exchange Commission on February 23, 2007).


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